UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934*
                         Amendment No. 6

                     The Grand Union Company
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                        (Name of Issuer)

            Common Stock (Par Value $ 1.00 Per Share)
  (Upon Conversion of Class A and Class B Convertible Preferred
                             Stock)
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                 (Title of Class of Securities)

                            386532303
---------------------------------------------------------------------
                         (CUSIP Number)

         David K. Robbins, Esq.             Michael M. Pastore, Esq.
    Fried, Frank, Harris, Shriver        General Electric Investment
            & Jacobson                       Corporation
 350 South Grand Avenue, 32nd Floor        3003 Summer Street
      Los Angeles, CA  90071             Stamford, Connecticut  06904
          (213) 473-2005                    (203) 326-2312
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  (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)

                          June 12, 1997
-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed   a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D
CUSIP No. 336532303

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Trefoil Capital Investors II, L.P.
          EIN:  95-4499689

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

          Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

             7    SOLE VOTING POWER

 NUMBER OF             12,610,674

  SHARES
             8    SHARED VOTING POWER
BENEFICIALLY
                       0
  OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       12,610,674
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,221,348

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          70.77%

14   TYPE OF REPORTING PERSON*

          PN

                          SCHEDULE 13D
CUSIP No. 336532303

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Trefoil Investors II, Inc.
          EIN:  95-4498559

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

          Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

             7    SOLE VOTING POWER

 NUMBER OF             12,610,674

  SHARES
             8    SHARED VOTING POWER
BENEFICIALLY
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       0
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                12,610,674

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,221,348

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          70.77%

14   TYPE OF REPORTING PERSON*

          CO

                          SCHEDULE 13D
CUSIP No. 336532303

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sigma Hedge Partners, G.P.
          EIN:  06-1420583

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
          Not Applicable                                    (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

          Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

             7    SOLE VOTING POWER

 NUMBER OF             0

  SHARES
             8    SHARED VOTING POWER
BENEFICIALLY
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       0
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                12,610,674

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,221,348

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          70.77%

14   TYPE OF REPORTING PERSON*

          PN

                          SCHEDULE 13D
CUSIP No. 336532303

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Delta PT Investors Corporation
          EIN:  06-142580

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
          Not Applicable                                    (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

          Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

             7    SOLE VOTING POWER

 NUMBER OF             0

  SHARES
             8    SHARED VOTING POWER
BENEFICIALLY
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       0
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                12,610,674

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,221,348

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          70.77%

14   TYPE OF REPORTING PERSON*

          CO

                          SCHEDULE 13D
CUSIP No. 336532303

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Epsilon Equities, Inc.
          EIN:  06-142580

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
          Not Applicable                                    (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

          Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

             7    SOLE VOTING POWER

 NUMBER OF             0

  SHARES
             8    SHARED VOTING POWER
BENEFICIALLY
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       0
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,221,348

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          70.77%

14   TYPE OF REPORTING PERSON*

          CO

                          SCHEDULE 13D
CUSIP No. 336532303

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Trustees of General Electric Pension Trust
          EIN:  14-6015763

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
          Not Applicable                                    (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          Not Applicable
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

             7    SOLE VOTING POWER

 NUMBER OF             0

  SHARES
             8    SHARED VOTING POWER
BENEFICIALLY
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       0
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                12,610,674

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,221,348

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          70.77%

14   TYPE OF REPORTING PERSON*

          EP

                          SCHEDULE 13D
CUSIP No. 386532303

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GE Investment Private Placement Partners II, A Limited
     Partnership
          EIN:  06-1429671

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          Not Applicable
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

 NUMBER OF   7    SOLE VOTING POWER

  SHARES               12,610,674

             8    SHARED VOTING POWER
BENEFICIALLY
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       12,610,674
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,221,348

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          70.77%

14   TYPE OF REPORTING PERSON*

          PN

                          SCHEDULE 13D
CUSIP No. 386532303

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GE Investment Management Incorporated
          EIN:  06-1238874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
          Not Applicable

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

             7    SOLE VOTING POWER
 NUMBER OF
                       12,610,674
  SHARES
             8    SHARED VOTING POWER
BENEFICIALLY
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH

 REPORTING             12,610,674

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,221,348

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          Not Applicable
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          70.77%

14   TYPE OF REPORTING PERSON*

          CO

                          SCHEDULE 13D
CUSIP No. 386532303

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Electric Company
          EIN:  14-0689340

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
          Not Applicable

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

          Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

             7    SOLE VOTING POWER
 NUMBER OF
                       Disclaimed (see 11 below)
  SHARES
             8    SHARED VOTING POWER
BENEFICIALLY
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       Disclaimed (see 11 below)
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Beneficial ownership of all shares disclaimed by General Electric Company

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ ]

          Not Applicable
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not Applicable

14   TYPE OF REPORTING PERSON*

          CO


ITEM 1.  Security and Issuer.
         -------------------

         Item 1 of the Schedule 13D is hereby amended and supplemented to add the following:

         This Amendment No. 6 is filed on behalf of Trefoil Capital Investors II, L.P., a Delaware limited partnership ("Trefoil"), Trefoil Investors II, Inc., a Delaware corporation, Sigma Hedge Partners, G.P., a Delaware partnership, Delta PT Investors Corporation, a Delaware corporation, Epsilon Equities, Inc., a Delaware corporation, the Trustees of General Electric Pension Trust, a New York common law trust, GE Investments Private Placement Partners II, A Limited Partnership, a Delaware limited partnership ("GEI" and collectively with Trefoil, the "Purchasers"), GE Investment Management Incorporated, a Delaware corporation and General Electric Company, a New York corporation (collectively, the "Filing Persons"), in respect of the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on August 12, 1996, as amended pursuant to Amendment No. 1 thereto filed on September 18, 1996, Amendment No. 2 thereto filed on February 27, 1997, Amendment No. 3 thereto filed on March 21, 1997, Amendment No. 4 thereto filed on May 29,
1997, and Amendment No. 5 thereto filed on June 10, 1997 (collectively, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of The Grand Union Company (the "Company"), which is issuable upon conversion of the shares of the Company's Class A Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock") purchased by Trefoil and GEI pursuant to, and subject to the conditions of, the Stock Purchase Agreement, dated as of July 30, 1996, as amended by Amendment No. 1 dated as of March 20, 1997, by and among the Company, Trefoil and GEI (the "Stock Purchase Agreement") and shares of the Common Stock issuable pursuant to or in connection with an Acceleration and Exchange Agreement, dated as of June 5, 1997, among the Company and the Purchasers (the "Exchange Agreement"). Capitalized terms used herein without definition shall have the meanings given them in the
Schedule 13D.


ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

         On June 12, 1997, the Company, Trefoil and GEI consummated the Accelerated Closing pursuant to the Exchange Agreement, thereby purchasing an aggregate of 800,000 shares of Class A Stock (the "Accelerated Shares") for $40,000,000. The funds used to purchase the shares of Class A Stock were obtained in the manner set forth in the Schedule 13D.

         Immediately following the Class A Closing, the
Purchasers received, pursuant to the Exchange, 800,000 shares of the Class B Stock, in consideration for their surrender of an aggregate of 800,000 shares of the Accelerated Shares.

ITEM 4.  Purpose of Transaction.
         -----------------------

         Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

         On June 12, 1997, the Company, Trefoil and GEI consummated the Accelerated Closing pursuant to the Exchange Agreement, thereby purchasing an aggregate of 800,000 shares of the Accelerated Shares for $40,000,000. The funds used to purchase the shares of Class A Stock were obtained in the manner set forth in the Schedule 13D.

         Upon completion of the Accelerated Closing but prior to the Exchange Closing, the Purchasers executed and delivered the Voting and Ratification Agreement attached as Exhibit 1 hereto and incorporated herein and made a part hereof by reference (the "Voting and Ratification Agreement"). Pursuant to the Voting and Ratification Agreement, dated as of June 12, 1997, the Purchasers agreed that, at any meeting or in connection with any written consent, the Purchasers would cast all of the votes to which they were then entitled in favor of the transactions contemplated by the Exchange Agreement, including, without limitation, the Accelerated Closing, the Exchange Closing, and the issuance of the Reset Shares. At that time, the Purchasers held shares of Class A Stock entitled to cast approximately 57.47% <fn1> of the aggregate number of votes entitled to be cast on any matter submitted to stockholders of the Company for a vote.

<FN1>    Based on 10,000,000 shares of Common Stock outstanding
         as of June 5, 1997 and 60,142 shares of Class A Stock held by a party other than the Purchasers.

         Immediately following the Accelerated Closing, the Purchasers completed the Exchange Closing, and thereby received, pursuant to the Exchange, an aggregate of 800,000 shares of the Class B Stock, in consideration for their surrender of an aggregate of 800,000 shares of the Accelerated Shares.

         In addition, in accordance with the Exchange Agreement and the Class B Certificate, the Purchasers are entitled to receive
(i) up to 2,000,000 Reset Shares on the Reset Date and (ii) the aggregate number of shares of Common Stock into which such holder's Class B Shares are convertible from time to time.

         Subject to the foregoing and to the responses to Items 5 and 6 herein, the Purchasers have no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act.

ITEM 5.  Interests in Securities of the Issuer.
         --------------------------------------

         Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

         (a) For purposes of Rule 13d-3 under the Exchange Act, by virtue of the Accelerated Closing and the Exchange Closing, each of Trefoil and GEI may be deemed to be the beneficial owner of an aggregate of 25,221,348 shares of Common Stock into which the aggregate 1,240,424 shares of Class A Stock and 800,000 shares of Class B Stock are convertible. Such 25,221,348 shares of Common Stock, if outstanding, would constitute approximately 70.77%<fn2> of the total number of shares of Common Stock outstanding.

<FN2>     Based on a conversion ratio of 6.8966 shares of Common
          Stock per Class A Share, determined in accordance with the terms of the Company's Certificate of Incorporation, as amended, and a conversion ratio of 20.8333 shares of Common Stock per Class B Share, determined in accordance with the terms of the Class B Certificate.

          Pursuant to terms of the Class B Certificate and the Letter Agreement described in Amendment No. 5 to the Schedule 13D, the Purchasers do not acquire as-converted voting rights with respect to the Class B Shares, and have agreed not to exercise their conversion rights with respect to the Class B Shares, until the satisfaction of the NASDAQ Condition. The NASDAQ Condition is anticipated to be satisfied on June 22, 1997. Because June 22, 1997 is within the 60-day period contemplated by Rule 13d-3 under the Exchange Act, such shares are hereby reported as beneficially owned by the Purchasers as of the date hereof.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
         --------------------------------------------------------

         The responses set forth in all of Item 4 of this Amendment No. 6 are incorporated herein by reference in their entirety.

         The Voting and Ratification Agreement provides that it shall terminate upon the earlier to occur of: (a) December 31, 1997, (b) the tenth (10th) day following the date on which the Company has satisfied all conditions, if any, requisite to consummation of the Closings (as defined in the Exchange Agreement) without violating the Company's obligations under the NASDAQ Rules and (c) the tenth (10th) day following termination of the Exchange Agreement in accordance with its terms.

         The foregoing description of the Voting and Ratification
Agreement is qualified in its entirety by reference to the full text thereof, filed as Exhibit 1 hereto, and is incorporated herein by reference.



ITEM 7.  Material to be Filed as Exhibits.
         --------------------------------

   Exhibit 1  --  Form of Ratification and Voting Agreement,
                  dated as of June 12, 1997, between Trefoil
                  Capital Investors II, L.P. and GE Investment
                  Private Placement Partners II, A Limited
                  Partnership.


                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 12, 1997

                             TREFOIL CAPITAL INVESTORS II, L.P.
                             By:  Trefoil Investors II, Inc.,
                                a general partner


                             By:  Geoffrey T. Moore
                                  ------------------------------
                                  Name:  Geoffrey T. Moore
                                  Title: Vice President


                             TREFOIL INVESTORS II, INC.

                             By:  Geoffrey T. Moore
                                  ------------------------------
                                  Name:  Geoffrey T. Moore
                                  Title: Vice President


                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 12, 1997

                             GE INVESTMENT PRIVATE PLACEMENT
                             PARTNERS II, A LIMITED PARTNERSHIP
                             By:  GE Investment Management Incorporated,
                                  as general partner


                             By:  Michael M. Pastore
                                  ------------------------------
                                  Name:  Michael M. Pastore
                                  Title: Vice President


                             GE INVESTMENT MANAGEMENT INCORPORATED

                             By:  Michael M. Pastore
                                  ------------------------------
                                  Name:  Michael M. Pastore
                                  Title: Vice President


                             GENERAL ELECTRIC COMPANY

                             By:  John H. Myers
                                  ------------------------------
                                  Name:  John H. Myers
                                  Title: Vice President


                             SIGMA HEDGE PARTNERS, G.P.
                             By:  Delta PT Investors Corporation,
                                  a general partner

                             By:  Michael M. Pastore
                                  ------------------------------
                                  Name:  Michael M. Pastore
                                  Title: Vice President


                             DELTA PT INVESTORS CORPORATION

                             By:  Michael M. Pastore
                                  ------------------------------
                                  Name:  Michael M. Pastore
                                  Title: Vice President


                             EPSILON EQUITIES, INC.

                             By:  Michael M. Pastore
                                  ------------------------------
                                  Name:  Michael M. Pastore
                                  Title:    Vice President


                             GENERAL ELECTRIC PENSION TRUST

                             By:  Alan M. Lewis
                                  ------------------------------
                                  Name:  Alan M. Lewis
                                  Title:    Trustee


                          Exhibit Index

                Document
                --------
Exhibit 1   --  Form of Ratification and Voting Agreement,
                dated as of June 12, 1997, between Trefoil
                Capital Investors II, L.P. and GE Investment
                Private Placement Partners II, A Limited
                Partnership.